As filed with the Securities and Exchange Commission on June 30, 1999




                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, DC  20549

                                   -------------

                                     FORM 11-K


                                   ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF --- 1934.



For the fiscal year ended December 31, 1998
                          -----------------

                                     OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---    EXCHANGE ACT OF 1934.



For the transition period from                to
                               --------------    -------------

Commission file number      1-9390
                       ---------------


                               -----------------


                     FOODMAKER, INC. EASY$AVER PLUS PLAN
                            (Full title of the Plan)

                               -----------------

                                 FOODMAKER, INC.
         (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                              San Diego, CA  92123
                    (Address of principal executive offices)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                     FOODMAKER, INC. EASY$AVER PLUS PLAN

                          December 31, 1998 and 1997

                               TABLE OF CONTENTS




                                                                    Page Number
                                                                    -----------

Independent Auditors' Report                                              1

Statement of Net Assets Available for Benefits With Fund Information
  as of December 31, 1998                                                 2

Statement of Net Assets Available for Benefits With Fund Information
  as of December 31, 1997                                                 4

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1998              6

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1997              8

Notes to Financial Statements                                            10

Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes  16

Schedule II - Line 27d - Schedule of Reportable Transactions             18

                           Independent Auditors' Report
                           ----------------------------


The Participants and the Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                                KPMG LLP


San Diego, California
June 11, 1999

                     FOODMAKER, INC. EASY$AVER PLUS PLAN
       Statement of Net Assets Available for Benefits With Fund Information
                             December 31, 1998
                               (in thousands)


                                        Dreyfus                                        Dreyfus
                                        Certus     Dreyfus      Dreyfus      Dreyfus   Lifetime   Dreyfus    Neuberger
                                        Stable    Short/Int.  Disciplined   Lifetime   Growth &   Lifetime   & Berman
                                        Value       Govt.       Stock        Income     Income     Growth    Gaurdian    Sub
                                        Fund        Fund        Fund          Fund       Fund       Fund      Trust     Total
                                        ----        ----        ----          ----       ----       ----      -----     -----
Assets
Investments, at fair value:
  Common/collective trust funds      $10,840           -           -             -          -          -          -    10,840
  Common stocks                            -           -           -             -          -          -          -         -
  Mutual funds                             -       1,290      10,320           417     12,367      1,397      1,252    27,043
  Participant notes receivable             -           -           -             -          -          -          -         -
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                      10,840       1,290      10,320           417     12,367      1,397      1,252    37,883

Investments, at contract value:
  Guaranteed investment contracts      2,195           -           -             -          -          -          -     2,195
                                     -------     -------     -------       -------    -------    -------    -------   -------

      Total investments               13,035       1,290      10,320           417     12,367      1,397      1,252    40,078
                                     -------     -------     -------       -------    -------    -------    -------   -------

Receivables:
  Due from broker                          -           -           -             -          -          -          -         -
  Interest and dividends                  63          20          22             -          -          -          2       107
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                          63          20          22             -          -          -          2       107
                                     -------     -------     -------       -------    -------    -------    -------   -------

Cash                                     942           -           -             -          -          -          -       942
                                     -------     -------     -------       -------    -------    -------    -------   -------

      Total assets                    14,040       1,310      10,342           417     12,367      1,397      1,254    41,127
                                     -------     -------     -------       -------    -------    -------    -------   -------

Liabilities
Accrued expenses                         (99)          -           -             -          -          -          -       (99)
Due to broker                              -          (2)        (59)           (1)      (126)        (2)        (3)     (193)
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                         (99)         (2)        (59)           (1)      (126)        (2)        (3)     (292)
                                     -------     -------     -------       -------    -------    -------    -------   -------

Net assets available for benefits    $13,941       1,308      10,283           416     12,241      1,395      1,251    40,835
                                     =======     =======     =======       =======    =======    =======    =======   =======

                                                                                                                   (Continued)

                      FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Net Assets Available for Benefits With Fund Information, Continued
                              December 31, 1998
                                (in thousands)


                                                                                   Warburg
                                                   Crabbe               Crabbe     Pincus    Foodmaker,
                                                   Huson    Heartland   Huson       Intl.       Inc.     Participant
                                           Sub     Equity     Value     Special    Equity      Common       Notes
                                          Total     Fund      Fund       Fund       Fund       Stock     Receivable    Total
                                          -----     ----      ----       ----       ----       -----     ----------    -----
Assets
Investments, at fair value:
  Common/collective trust funds         $10,840        -         -          -          -          30           -      10,870
  Common stocks                               -        -         -          -          -       6,142           -       6,142
  Mutual funds                           27,043      469     1,258        149        594           -           -      29,513
  Participant notes receivable                -        -         -          -          -           -       4,283       4,283
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                         37,883      469     1,258        149        594       6,172       4,283      50,808

Investments, at contract value:
  Guaranteed investment contracts         2,195        -         -          -          -           -           -       2,195
                                        -------  -------   -------    -------    -------     -------     -------     -------

      Total investments                  40,078      469     1,258        149        594       6,172       4,283      53,003
                                        -------  -------   -------    -------    -------     -------     -------     -------

Receivables:
  Due from broker                             -        -         -          -          -          48           -          48
  Interest and dividends                    107        -         2          -          -           -           -         109
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                            107        -         2          -          -          48           -         157
                                        -------  -------   -------    -------    -------     -------     -------     -------

Cash                                        942        -         -          -          -           -           -         942
                                        -------  -------   -------    -------    -------     -------     -------     -------

      Total assets                       41,127      469     1,260        149        594       6,220       4,283      54,102
                                        -------  -------   -------    -------    -------     -------     -------     -------

Liabilities
Accrued expenses                            (99)       -         -          -          -           -           -         (99)
Due to broker                              (193)      (1)       (9)         -          -         (29)          -        (232)
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                           (292)      (1)       (9)         -          -         (29)          -        (331)
                                        -------  -------   -------    -------    -------     -------     -------     -------

Net assets available for benefits       $40,835      468     1,251        149        594       6,191       4,283      53,771
                                        =======  =======   =======    =======    =======     =======     =======     =======


See accompanying notes to financial statements.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                               December 31, 1997
                                 (in thousands)



                                        Dreyfus                                        Dreyfus
                                        Certus     Dreyfus      Dreyfus      Dreyfus   Lifetime   Dreyfus    Neuberger
                                        Stable    Short/Int.  Disciplined   Lifetime   Growth &   Lifetime   & Berman
                                        Value       Govt.       Stock        Income     Income     Growth    Gaurdian    Sub
                                        Fund        Fund        Fund          Fund       Fund       Fund      Trust     Total
                                        ----        ----        ----          ----       ----       ----      -----     -----
Assets
Investments, at fair value:
  Common/collective trust funds      $ 6,254           -           -             -          -          -          -     6,254
  Common stocks                            -           -           -             -          -          -          -         -
  Mutual funds                             -       1,018       7,537           244     10,529        938        966    21,232
  Participant notes receivable             -           -           -             -          -          -          -         -
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                       6,254       1,018       7,537           244     10,529        938        966    27,486

Investments, at contract value:
  Guaranteed investment contracts      5,347           -           -             -          -          -          -     5,347
                                     -------     -------     -------       -------    -------    -------    -------   -------

      Total investments               11,601       1,018       7,537           244     10,529        938        966    32,833
                                     -------     -------     -------       -------    -------    -------    -------   -------

Receivables:
  Due from broker                          -           2          10             1         26         10          3        52
  Interest and dividends                  69           -           -             -          -          -          -        69
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                          69           2          10             1         26         10          3       121
                                     -------     -------     -------       -------    -------    -------    -------   -------

Cash                                   1,613           -           -             -          -          -          -     1,613
                                     -------     -------     -------       -------    -------    -------    -------   -------

      Total assets                    13,283       1,020       7,547           245     10,555        948        969    34,567
                                     -------     -------     -------       -------    -------    -------    -------   -------

Liabilities
Accrued expenses                         (24)          -           -             -          -          -          -       (24)
Due to broker                              -           -           -             -          -          -          -         -
                                     -------     -------     -------       -------    -------    -------    -------   -------
                                         (24)          -           -             -          -          -          -       (24)
                                     -------     -------     -------       -------    -------    -------    -------   -------

Net assets available for benefits    $13,259       1,020       7,547           245     10,555        948        969    34,543
                                     =======     =======     =======       =======    =======    =======    =======   =======

                                                                                                                   (Continued)

                      FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Net Assets Available for Benefits With Fund Information, Continued
                                December 31, 1997
                                  (in thousands)


                                                                                   Warburg
                                                   Crabbe               Crabbe     Pincus    Foodmaker,
                                                   Huson    Heartland   Huson       Intl.       Inc.     Participant
                                           Sub     Equity     Value     Special    Equity      Common       Notes
                                          Total     Fund      Fund       Fund       Fund       Stock     Receivable    Total
                                          -----     ----      ----       ----       ----       -----     ----------    -----
Assets
Investments, at fair value:
  Common/collective trust funds         $ 6,254        -         -          -          -          48           -       6,302
  Common stocks                               -        -         -          -          -       4,118           -       4,118
  Mutual funds                           21,232      394     1,301        198        439           -           -      23,564
  Participant notes receivable                -        -         -          -          -           -       3,801       3,801
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                         27,486      394     1,301        198        439       4,166       3,801      37,785

Investments, at contract value:
  Guaranteed investment contracts         5,347        -         -          -          -           -           -       5,347
                                        -------  -------   -------    -------    -------     -------     -------     -------

      Total investments                  32,833      394     1,301        198        439       4,166       3,801      43,132
                                        -------  -------   -------    -------    -------     -------     -------     -------

Receivables:
  Due from broker                            52        1         9          -          1          57           -         120
  Interest and dividends                     69        -         -          -          -           -           -          69
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                            121        1         9          -          1          57           -         189
                                        -------  -------   -------    -------    -------     -------     -------     -------

Cash                                      1,613        -         -          -          -           -           -       1,613
                                        -------  -------   -------    -------    -------     -------     -------     -------

      Total assets                       34,567      395     1,310        198        440       4,223       3,801      44,934
                                        -------  -------   -------    -------    -------     -------     -------     -------

Liabilities
Accrued expenses                            (24)       -         -          -          -           -           -         (24)
Due to broker                                 -        -         -          -          -         (22)          -         (22)
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                            (24)       -         -          -          -         (22)          -         (46)
                                        -------  -------   -------    -------    -------     -------     -------     -------

Net assets available for benefits       $34,543      395     1,310        198        440       4,201       3,801      44,888
                                        =======  =======   =======    =======    =======     =======     =======     =======


See accompanying notes to financial statements.

                         FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Changes in Net Assets Available for Benefits With Fund Information
                            Year ended December 31, 1998
                                  (in thousands)

                                           Dreyfus                                         Dreyfus
                                           Certus     Dreyfus      Dreyfus      Dreyfus    Lifetime   Dreyfus    Neuberger
                                           Stable    Short/Int.  Disciplined    Lifetime   Growth &   Lifetime   & Berman
                                            Value       Govt.       Stock        Income     Income     Growth    Gaurdian    Sub
                                            Fund        Fund        Fund          Fund       Fund       Fund      Trust     Total
                                            ----        ----        ----          ----       ----       ----      -----     -----
Additions
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments          $     -         (10)      2,033            19      1,447        196         17     3,702
  Interest                                   813           -           1             -          2          1          1       818
  Dividends                                    -          97          79            19        419         29          7       650
                                         -------     -------     -------       -------    -------    -------    -------   -------
                                             813          87       2,113            38      1,868        226         25     5,170
                                         -------     -------     -------       -------    -------    -------    -------   -------

Contributions:
  Participants'                              901         191         674           124        684        292        236     3,102
  Employer's                                 264          58         184            36        205         80         57       884
                                         -------     -------     -------       -------    -------    -------    -------   -------
                                           1,165         249         858           160        889        372        293     3,986
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Total additions                      1,978         336       2,971           198      2,757        598        318     9,156
                                         -------     -------     -------       -------    -------    -------    -------   -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants            (1,202)        (72)       (481)          (46)      (786)      (126)      (116)   (2,829)
 Administrative expenses                     (83)         (2)         (7)           (1)        (9)        (2)        (1)     (105)
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Total deductions                    (1,285)        (74)       (488)          (47)      (795)      (128)      (117)   (2,934)
                                         -------     -------     -------       -------    -------    -------    -------   -------

Net increase (decrease) prior to
 interfund transfers                         693         262       2,483           151      1,962        470        201     6,222
Interfund transfers                          (11)         26         253            20       (276)       (23)        81        70
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Net increase (decrease)                682         288       2,736           171      1,686        447        282     6,292

Net assets available for benefits:
 Beginning of year                        13,259       1,020       7,547           245     10,555        948        969    34,543
                                         -------     -------     -------       -------    -------    -------    -------   -------
 End of year                             $13,941       1,308      10,283           416     12,241      1,395      1,251    40,835
                                         =======     =======     =======       =======    =======    =======    =======   =======

                                                                                                                       (Continued)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund
                             Information, Continued
                          Year ended December 31, 1998
                                 (in thousands)

                                                                                   Warburg
                                                   Crabbe               Crabbe     Pincus    Foodmaker,
                                                   Huson    Heartland    Huson      Intl.       Inc.     Participant
                                           Sub     Equity     Value     Special    Equity      Common       Notes
                                          Total     Fund      Fund       Fund       Fund       Stock     Receivable    Total
                                          -----     ----      ----       ----       ----       -----     ----------    -----
Additions
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $ 3,702      (40)     (152)       (86)        17       2,071           -       5,512
  Interest                                  818        -         1          -          -           2         344       1,165
  Dividends                                 650        3         7          -          -           -           -         660
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                          5,170      (37)     (144)       (86)        17       2,073         344       7,337
                                        -------  -------   -------    -------    -------     -------     -------     -------

Contributions:
  Participants'                           3,102      138       246         58        115         478           -       4,137
  Employer's                                884       33        60         14         29         134           -       1,154
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                          3,986      171       306         72        144         612           -       5,291
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Total additions                     9,156      134       162        (14)       161       2,685         344      12,628
                                        -------  -------   -------    -------    -------     -------     -------     -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants           (2,829)     (38)     (135)       (10)       (33)       (258)       (328)     (3,631)
 Administrative expenses                   (105)      (1)       (2)         -         (1)         (5)          -        (114)
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Total deductions                   (2,934)     (39)     (137)       (10)       (34)       (263)       (328)     (3,745)
                                        -------  -------   -------    -------    -------     -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                      6,222       95        25        (24)       127       2,422          16       8,883
Interfund transfers                          70      (22)      (84)       (25)        27        (432)        466           -
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Net increase (decrease)             6,292       73       (59)       (49)       154       1,990         482       8,883

Net assets available for benefits:
 Beginning of year                       34,543      395     1,310        198        440       4,201       3,801      44,888
                                        -------  -------   -------    -------    -------     -------     -------     -------
 End of year                            $40,835      468     1,251        149        594       6,191       4,283      53,771
                                        =======  =======   =======    =======    =======     =======     =======     =======




See accompanying notes to financial statements.

                         FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Changes in Net Assets Available for Benefits With Fund Information
                            Year ended December 31, 1997
                                  (in thousands)

                                           Dreyfus                                         Dreyfus
                                           Certus     Dreyfus      Dreyfus      Dreyfus    Lifetime   Dreyfus    Neuberger
                                           Stable    Short/Int.  Disciplined    Lifetime   Growth &   Lifetime   & Berman
                                            Value       Govt.       Stock        Income     Income     Growth    Gaurdian    Sub
                                            Fund        Fund        Fund          Fund       Fund       Fund      Trust     Total
                                            ----        ----        ----          ----       ----       ----      -----     -----
Additions
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments          $     -          (1)      1,702             8      1,461        109         74     3,353
  Interest                                   819           -           1             -          -          -          -       819
  Dividends                                    -          57          50            12        354         25          4       502
                                         -------     -------     -------       -------    -------    -------    -------   -------
                                             819          56       1,752            20      1,815        134         78     4,674
                                         -------     -------     -------       -------    -------    -------    -------   -------

Contributions:
  Participants'                              949         198         615           108        731        275        241     3,117
  Employer's                                 317          60         172            34        218         73         59       933
                                         -------     -------     -------       -------    -------    -------    -------   -------
                                           1,266         258         787           142        949        348        300     4,050
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Total additions                      2,085         314       2,539           162      2,764        482        378     8,724
                                         -------     -------     -------       -------    -------    -------    -------   -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants            (1,018)       (148)       (578)          (24)      (819)       (31)       (43)   (2,661)
 Administrative expenses                     (54)         (2)         (7)           (1)        (9)        (1)        (1)      (75)
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Total deductions                    (1,072)       (150)       (585)          (25)      (828)       (32)       (44)   (2,736)
                                         -------     -------     -------       -------    -------    -------    -------   -------

Net increase prior to
 interfund transfers                       1,013         164       1,954           137      1,936        450        334     5,988
Interfund transfers                       (1,300)        (79)        171             2       (413)       189        229    (1,205)
                                         -------     -------     -------       -------    -------    -------    -------   -------
      Net increase (decrease)               (287)         85       2,125           135      1,523        639        563     4,783

Net assets available for benefits:
 Beginning of year                        13,546         935       5,422           110      9,032        309        406    29,760
                                         -------     -------     -------       -------    -------    -------    -------   -------
 End of year                             $13,259       1,020       7,547           245     10,555        948        969    34,543
                                         =======     =======     =======       =======    =======    =======    =======   =======

                                                                                                                       (Continued)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund
                             Information, Continued
                          Year ended December 31, 1997
                                 (in thousands)

                                                                                   Warburg
                                                   Crabbe               Crabbe     Pincus    Foodmaker,
                                                   Huson    Heartland   Huson       Intl.       Inc.     Participant
                                           Sub     Equity     Value     Special    Equity      Common       Notes
                                          Total     Fund      Fund       Fund       Fund       Stock     Receivable    Total
                                          -----     ----      ----       ----       ----       -----     ----------    -----
Additions
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $ 3,353       54       177          8        (38)      1,665           -       5,219
  Interest                                  819        -         -          -          -           2         308       1,129
  Dividends                                 502        1         6          2          6           -           -         517
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                          4,674       55       183         10        (32)      1,667         308       6,865
                                        -------  -------   -------    -------    -------     -------     -------     -------

Contributions:
  Participants'                           3,117      124       236         64        126         381           -       4,048
  Employer's                                933       29        55         14         26         103           -       1,160
                                        -------  -------   -------    -------    -------     -------     -------     -------
                                          4,050      153       291         78        152         484           -       5,208
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Total additions                     8,724      208       474         88        120       2,151         308      12,073
                                        -------  -------   -------    -------    -------     -------     -------     -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants           (2,661)     (22)      (36)       (16)       (18)       (491)       (232)     (3,476)
 Administrative expenses                    (75)      (1)       (1)         -         (1)         (4)          -         (82)
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Total deductions                   (2,736)     (23)      (37)       (16)       (19)       (495)       (232)     (3,558)
                                        -------  -------   -------    -------    -------     -------     -------     -------

Net increase prior to
 interfund transfers                      5,988      185       437         72        101       1,656          76       8,515
Interfund transfers                      (1,205)      35       289         34        113         240         494           -
                                        -------  -------   -------    -------    -------     -------     -------     -------
      Net increase (decrease)             4,783      220       726        106        214       1,896         570       8,515

Net assets available for benefits:
 Beginning of year                       29,760      175       584         92        226       2,305       3,231      36,373
                                        -------  -------   -------    -------    -------     -------     -------     -------
 End of year                            $34,543      395     1,310        198        440       4,201       3,801      44,888
                                        =======  =======   =======    =======    =======     =======     =======     =======



See accompanying notes to financial statements.

                         FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1998 and 1997

1.  DESCRIPTION OF THE PLAN

    The following brief description of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.  General:

    The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

    The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee").
Mellon Bank, N.A. has become successor trustee to Northern Trust Company, and has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Dreyfus Service Corporation.

    The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. Effective April 1, 1996, the one year of service requirement was changed to one year of service in which the employee is credited with at least 1,000 hours of service. Participation by eligible employees is voluntary.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997
                                  (Continued)

1.  DESCRIPTION OF THE PLAN (Continued)

b.  Contributions:

    Participants can elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $10,000 in 1998 and $9,500 in 1997. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. Except as described below, the Company has made matching contributions equal to 50% of each participant's first 4% of compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, participants were no longer able to make after-tax contributions to the Plan.

c.  Vesting:

    Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. During the year, forfeitures in the amount of $51,517 were used to reduce employer contributions. As of December 31, 1998, plan assets included $3,743 of unallocated forfeitures.

d.  Participant Accounts:

    As of December 31, 1998, the trustee maintains twelve investment funds. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the twelve investment funds allocated in multiples of 10% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

                     FOODMAKER, INC. EASY$AVER PLUS PLAN

                        Notes to Financial Statements

                          December 31, 1998 and 1997
                                  (Continued)

1.  DESCRIPTION OF THE PLAN (Continued)

d.  Participant Accounts (continued):

    Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

    The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service ("IRS") regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

e.  Use of Estimates:

    The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

f.  Reclassifications:

    Certain 1997 balances have been reclassified to conform to 1998 presentation.

2.  SUMMARY OF ACCOUNTING POLICIES

    The financial statements of the Plan are prepared using the accrual method of accounting.

    The Plan's common/collective trust funds are stated at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997
                                  (Continued)


2.  SUMMARY OF ACCOUNTING POLICIES (Continued)

    The Plan's guaranteed investment contracts with insurance companies are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals and certain expenses (see Note 4).

3.  INVESTMENTS

    Investments consist of the following at December 31, 1998 and 1997:

                                                     December 31, 1998                         December 31, 1997
                                               -----------------------------             -----------------------------
                                                        Contract       Fair                       Contract       Fair
Description of Investment                      Cost      Value         Value             Cost      Value         Value
-------------------------                      ----      -----         -----             ----      -----         -----
                                                                       (in thousands)
TBC, Inc. Pooled Employee Fund              $    30          -            30               48          -            48

Guaranteed Investment Contracts               2,195      2,195             -            5,347      5,347             -

Dreyfus Certus Stable Value Fund
  (net asset value $1.00 in 1998 and 1997)   10,840          -        10,840            6,254          -         6,254

Dreyfus Short-Intermediate Government
  Fund (net asset value $11.03 and
  $11.14 in 1998 and 1997, respectively)      1,320          -         1,290            1,046          -         1,018

Dreyfus Disciplined Stock Fund
  (net asset value $28.75 and $26.91 in
   1998 and 1997, respectively)               7,920          -        10,320            6,518          -         7,537

Dreyfus Lifetime Income Fund
  (net asset value $13.52 and $13.40 in
   1998 and 1997, respectively)                 420          -           417              254          -           244

Dreyfus Lifetime Growth & Income Fund
  (net asset value $15.42 and $15.17 in
   1998 and 1997, respectively)              10,974          -        12,367           10,169          -        10,529


                                    -13-

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997
                                 (Continued)

3.INVESTMENTS (Continued)

                                                   December 31, 1998                      December 31, 1997
                                               --------------------------             --------------------------
                                                        Contract    Fair                       Contract    Fair
Description of Investment                      Cost      Value      Value             Cost      Value      Value
-------------------------                      ----      -----      -----             ----      -----      -----
                                                                        (in thousands)
Dreyfus Lifetime Growth Fund                $ 1,346          -      1,397            1,045          -        938

Neuberger & Berman Guardian Trust             1,332          -      1,252              957          -        966

Crabbe Huson Equity Fund                        549          -        469              429          -        394

Heartland Value Fund                          1,444          -      1,258            1,327          -      1,301

Crabbe Huson Special Fund                       238          -        149              219          -        198

Warburg Pincus International Equity Fund        662          -        594              536          -        439

Foodmaker, Inc. Common Stock                  3,290          -      6,142            2,806          -      4,118

Participant Notes Receivable                  4,283          -      4,283            3,801          -      3,801
                                            -------    -------    -------          -------    -------    -------
                                            $46,843      2,195     50,808           40,756      5,347     37,785
                                            =======    =======    =======          =======    =======    =======


4.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    The Certus Stable Value Fund includes various guaranteed investment contracts ("GIC's") with insurance companies. These GIC's guarantee a fixed rate of interest over a specified period of time. Funds may be withdrawn from any GIC by the Plan, prior to the maturity of the GIC, in order to meet the withdrawal elections by the Plan participants from the Certus Stable Value
Fund. The average yield on these contracts was 6.3% and 6.4% for the plan years ended December 31, 1998 and 1997, respectively. The crediting interest rates on these contracts approximated the average yield as of December 31, 1998 and 1997.

                     FOODMAKER, INC. EASY$AVER PLUS PLAN

                        Notes to Financial Statements

                          December 31, 1998 and 1997
                                 (Continued)

5.  FEDERAL INCOME TAXES

    The IRS has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements. The Plan was further restated effective January 1, 1996. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

                                                                     Schedule I
                        FOODMAKER, INC. EASY$AVER PLUS PLAN
                                  EIN:  95-2698708
                                Plan Number:  003
             Line 27a-Schedule of Assets Held for Investment Purposes
                              As of December 31, 1998
                                  (in thousands)

                                                             (c)
                   (b)                       Description of Investment Including
        Identity of Issue, Borrower            Maturity Date, Rate of Interest,                 (d)         (e)
(a)      Lessor, or Similar Party             Collateral, Par or Maturity Value                 Cost   Current Value
---------------------------------------------------------------------------------------------------------------------
      Common/Collective Trust Funds:

        The Boston Company                30 shares of TBC, Inc. Pooled Employee Fund          $    30        30

*       Certus Asset Advisors             10,840 shares of Dreyfus Certus Stable Value Fund     10,840    10,840
                                                                                               -------   -------
                                                                                                10,870    10,870


      Guaranteed Investment Contracts:

        Principal Life Insurance Co.      Principal Mutual, 6.86% matures 6/30/99                  716       716
        GE Capital                        Life of VA, 7.76% matures 12/31/99                       623       623
        J. Hancock Mutual Life Ins. Co.   Hancock, 7.61% matures quarterly through 12/31/99        320       320
        Metropolitan Life Insurance Co.   Metropolitan, 7.28% matures 12/31/99                     536       536
                                                                                               -------   -------
                                                                                                 2,195     2,195

                                                                                                     (Continued)

                     FOODMAKER, INC. EASY$AVER PLUS PLAN
                                EIN:  95-2698708
                              Plan Number:  003
           Line 27a-Schedule of Assets Held for Investment Purposes
                           As of December 31, 1998
                                (in thousands)


                                                             (c)
                   (b)                       Description of Investment Including
        Identity of Issue, Borrower            Maturity Date, Rate of Interest,                      (d)         (e)
(a)      Lessor, or Similar Party             Collateral, Par or Maturity Value                      Cost   Current Value
------------------------------------------------------------------------------------------------------------------------
      Mutual Funds:

*       The Dreyfus Corporation           119.68 shares of Dreyfus Short-Intermediate
                                          Government Fund                                            1,320     1,290

*       The Dreyfus Corporation           275.52 shares of Dreyfus Disciplined Stock Fund            7,920    10,320

*       The Dreyfus Corporation           31.08 shares of Dreyfus Lifetime Income Fund                 420       417

*       The Dreyfus Corporation           711.54 shares of Dreyfus Lifetime Growth &
                                          Income Fund                                               10,974    12,367

*       The Dreyfus Corporation           79.04 shares of Dreyfus Lifetime Growth Fund               1,346     1,397

        Neuberger & Berman Mgmt., Inc.    77.50 shares of Neuberger & Berman Guardian Trust          1,332     1,252

        Liberty Financial Companies       28.58 shares of Crabbe Huson Equity Fund                     549       469

        Heartland Advisors                42.94 shares of Heartland Value Fund                       1,444     1,258

        Liberty Financial Companies       18.63 shares of Crabbe Huson Special Fund                    238       149

        Warburg, Pincus & Co., LLC        33.37 shares of Warburg Pincus International
                                          Equity Fund                                                  662       594
                                                                                                   -------   -------
                                                                                                    26,205    29,513


*       Foodmaker, Inc.                   278.52 shares of Foodmaker, Inc. Common Stock              3,290     6,142

*       Participant Notes Receivable                                                                 4,283     4,283
                                                                                                   -------   -------
                                                                                                   $46,843    53,003
                                                                                                   =======   =======


    *  Party-in-interest as defined by ERISA.

See accompanying Independent Auditors' Report.

                                                                    Schedule II
                       FOODMAKER, INC. EASY$AVER PLUS PLAN
                                EIN:  95-2698708
                               Plan Number:  003
                   Line 27d-Schedule of Reportable Transactions
                           Year ended December 31, 1998
                                 (in thousands)


                                                (c)         (d)
                                               Trans-      Trans-                 (f)                       (h)          (i)
                                               actions     actions              Expenses                Current Value    Net
     (a)                (b)         Number of  Aggregate   Aggregate    (e)     Incurred       (g)      of Asset on     Gain
 Identity of        Description       Trans-   Purchase    Sale        Lease      With       Cost of    Transaction      or
Party Involved     of Securities     actions    Price      Price       Rental  Transaction    Asset        Date         Loss
----------------------------------------------------------------------------------------------------------------------------
The Dreyfus     Dreyfus Lifetime        61     $1,972           -        -         -          1,972        1,972           -
  Corporation   Growth & Income Fund   114          -       1,312        -         -          1,195        1,312         117

The Dreyfus     Dreyfus Disciplined    106      1,770           -        -         -          1,770        1,770           -
  Corporation   Stock Fund              92          -       1,046        -         -            826        1,046         220

Foodmaker, Inc. Common Stock           124      1,282           -        -         -          1,282        1,282           -
                                       152          -       1,322        -         -            800        1,322         522

The Boston      TBC, Inc. Pooled       208      5,064           -        -         -          5,064        5,064           -
  Company       Employee Fund          190          -       5,089        -         -          5,089        5,089           -

Certus Asset    Dreyfus Certus Stable   73      6,176           -        -         -          6,176        6,176           -
  Advisors      Value Fund             109          -       2,086        -         -          2,086        2,086           -


See accompanying Independent Auditors' Report.


                                   EXHIBITS

1.  Consent of KPMG LLP.


                                  SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          FOODMAKER, INC. EASY$AVER
                                          PLUS PLAN





Date:  June 28, 1999                      By:  LAWRENCE E. SCHAUF
                                               ------------------
                                               Lawrence E. Schauf
                                               Member, Administrative Committee

                                                                      Exhibit 1



                            Independent Auditors' Consent

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated June 11, 1999, relating to the statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1998, and all related schedules, which report appears in the December 31, 1998, annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                                                KPMG LLP

San Diego, California
June 28, 1999